Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Daxbot Inc.
517 N 19th St
Philomath, OR 97370
www.daxbot.com

Up to $1,069,995.87 in Common Stock at $3.39
Minimum Target Amount: $9,997.11

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Daxbot Inc.
Address: 517 N 19th St, Philomath, OR 97370
State of Incorporation: DE
Date Incorporated: July 26, 2021

Terms:

Equity

Offering Minimum: $9,997.11 | 2,949 shares of Common Stock
Offering Maximum: $1,069,995.87 | 315,633 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.39
Minimum Investment Amount (per investor): $169.50

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 10% bonus shares.

Super Early Bird Bonus

Invest within the first 7 days and receive additional 7% bonus shares.

Early Bird Bonus

Invest within the first 14 days and receive an additional 5% bonus shares.

Amount-Based

$339+ | Hydrogen Class

Invest $339 and receive a Daxbot Keychain.

$1,000+ | Helium Class

Invest $1,000 and receive 3% bonus shares and a Dax T-Shirt.

$5,000+ | Lithium Class

Invest $5,000 and receive 5% bonus shares, and a Dax T-Shirt or 3D Dax Miniature.

$10,000+ | Beryllium Class

Invest $10,000 and receive 7% bonus shares, and a Dax T-Shirt, 3D Dax Miniature, or Dax Plushie.

$50,000+ | Boron Class

Invest $50,000 and receive 10% bonus shares and Dax will come do a delivery to your doorstep (anywhere in the continental USA).

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Daxbot Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.39 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $339. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Daxbot, Inc. ("Daxbot" or the "Company") is a C-Corp organized under the laws of the state of Delaware. Daxbot was formed from Nova Dynamics, LLC which is a research and development company that created the Dax robot. Nova Dynamics, LLC is the parent company of Daxbot, Inc. and will continue as a research and development company as Daxbot is now going to market.

Dax is an urban interface delivery robot. That means that it can use sidewalks to navigate a senior living facility, or find its way to your favorite hole on a putting green with something cool to drink. One of the things that makes Dax unique is that it's built to interface with people. It's one of the only interactive urban robots in existence, using a "neck" and facial expressions to communicate. That way you don't have to try and figure out what Dax is doing. It also contributes to Dax making a lot of friends, as most people aren't used to being able to talk to a robot.

Dax functions largely as a semi-autonomous delivery robot, but it can perform a number of functions specific to different industries and research projects thanks to smart chips that make smart decisions about things like where to drive and when to stop, and a live video feed. Dax runs on a ROS-like system called DaxOS and uses GPS to route to its destination. Along the way, Dax's cameras and sensors help it avoid obstacles and cross streets safely. Dax has chips that help it make smart decisions.

Dax delivery robots can also be leased by businesses, senior living facilities, campus dining halls, resorts, golf courses, or other organizations on a monthly contract.

Competitors and Industry

According to Markets and Markets, the delivery robots market is expected to grow from $212M in 2021 to $957M by 2026. The delivery robots market is expected to grow at a CAGR of 35.1% during 2021–2026.

Our competition includes, but is not limited to:

1. Yandex

2. Bear Robotics

3. Pudu Robotics

4. Amazon

5. Robby.io

6. Starship Technologies

7. Eliport

8. Serve by Postmates

Daxbot differs from its competition by incorporating:

- Natural Communication: Dax uses sounds and "body language", making him natural to interact with.

- People-Oriented Design: Dax has a high acceptance rate with all ages.

- DaxOS: Dax has its own robust, adaptable operating system.

Current Stage and Roadmap

CURRENT STAGE

To date, Daxbot, Inc. has:

- Granted 5 US Patents

- In 2017, we were approved by Philomath, OR City Council to use Daxbot on public sidewalks

- In 2019, Dax became the first robot to compete in a 5K race

- In 2020, Daxbots began delivering food to customers of 5 local restaurants

- June 2021: Daxbots deployed to an assisted living facility

- June 2021: Daxbot completed its first successful night delivery

- July 2021: Daxbot successfully opened its first 'dumb' doors

- July 2021: Daxbot was deployed in Coronado, CA for restaurant deliveries

FUTURE ROADMAP

- October 2021: Daxbots will be deployed to Fayetteville, GA for grocery deliveries

The product is fully available on the market. We have 2 robots under contract in Coronado, CA that are operational. We have a contract for 2 robots to be delivered to Fayetteville, GA in October as referenced above. Daxbot plans to partner with the 950+ food delivery companies in the United States to provide a delivery robot solution to them.

The Team

Officers and Directors

Name: Jason Richards

Jason Richards's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: July 01, 2021 - Present
  Responsibilities: Business Plan Strategy and Execution. Jason currently receives salary compensation of $120K per year and no equity compensation. Jason is eligible for the company's 2021 Stock Option Plan.

Other business experience in the past three years:

- **Employer:** Alyrica Networks
  Title: Sales and Marketing Director
  Dates of Service: May 16, 2018 - June 30, 2021
  Responsibilities: Sales, Growth Planning, Marketing Strategy

Other business experience in the past three years:

- **Employer:** FFRS
  Title: CEO
  Dates of Service: June 01, 2015 - January 31, 2021
  Responsibilities: Business Plan Strategy and Execution

Name: Tricia Welch

Tricia Welch's current primary role is with Mammoth Corporation. Tricia Welch currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: April 01, 2021 - Present
  Responsibilities: Manage financial functions including budgeting, accounting, forecasting, and human resources. Tricia receives a salary compensation of $50K per year and no equity compensation for this role.

Other business experience in the past three years:

- **Employer:** Mammoth Corporation
  Title: HR/Recruiting
  Dates of Service: January 13, 2020 - Present
  Responsibilities: Hiring and recruiting for affiliated companies, bookkeeping and financial oversight for Nova Dynamics, and Mammoth Corporation, HR management for Nova Dynamics and Mammoth Corporation, assistance with

benefits and aligning HR policies for all related companies.

Other business experience in the past three years:

- **Employer:** Citizens Bank
  Title: Vice President and Branch Manager
  Dates of Service: February 01, 2006 - January 01, 2020
  Responsibilities: Overall Branch Management including hiring, coaching and managing performance of 13 direct reports; oversight of a loan and deposit portfolio in excess of $60 million each including underwriting and approving loans, sales and service of all deposit products, and management and collection of troubled loans; Member of Bank's Management Loan committee.

Name: Kevin Sullivan

Kevin Sullivan's current primary role is with Alyrica Networks. Kevin Sullivan currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director & Owner
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Investment Strategist. Kevin does not receive salary or equity compensation for this role.

Other business experience in the past three years:

- **Employer:** Alyrica Networks
  Title: Chief Executive Officer
  Dates of Service: January 01, 2002 - Present
  Responsibilities: Business Plan Strategy and Execution

Other business experience in the past three years:

- **Employer:** Active911
  Title: Board Member
  Dates of Service: February 01, 2012 - Present
  Responsibilities: Founding Member

Name: Joseph Sullivan

Joseph Sullivan's current primary role is with Active911. Joseph Sullivan currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, Director, and Owner
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Visionary/Engineering Lead. Joseph does not receive salary or equity compensation for this role.

Other business experience in the past three years:

- **Employer:** Active911
  Title: Chief Executive Officer
  Dates of Service: February 01, 2012 - Present
  Responsibilities: Business Plan Strategy and Execution

Other business experience in the past three years:

- **Employer:** Alyrica Networks
  Title: Board Member
  Dates of Service: February 01, 2002 - Present
  Responsibilities: Founding Member

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the delivery robot industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership

percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for delivery robots for business use. Our revenues are therefore dependent upon the market for delivery robots for business use.

Developing new products and technologies entails significant risks and uncertainties
We currently in the early deployment stage and have robots (Daxbots) in active use in two states. Future delays or cost overruns in the development of our Daxbot and failure of the product to meet our performance estimates may be caused by, among

other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and

adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that delivery robots for business use is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we

believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their

performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Daxbot or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Daxbot could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Nova Dynamics, LLC (Joseph Sullivan: 49.5% and Kevin Sullivan: 49.5%)	10,000,000	Common Stock	90.83

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 315,633 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 11,009,000 outstanding.

Voting Rights

One Vote Per Share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the

Common Stock.

2021 Stock Option Plan

The total amount of outstanding includes 1,000,000 shares to be issued pursant to stock options, reserved but unissued.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the

family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Promissory Note
  Final amount sold: $1,000,000.00
  Use of proceeds: General Operating Expenses
  Date: December 31, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Debt
  Final amount sold: $6,000.00
  Use of proceeds: Working Capital
  Date: December 31, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Debt
  Final amount sold: $560,788.00
  Use of proceeds: Working Capital
  Date: December 31, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Debt
  Final amount sold: $428,240.00
  Use of proceeds: Working Capital
  Date: December 31, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Debt
  Final amount sold: $7,765.00
  Use of proceeds: Working Capital
  Date: December 31, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Prommisory Note
  Final amount sold: $150,000.00
  Use of proceeds: General Operating Expenses
  Date: August 23, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

All previous financial history is that of Nova Dynamics, LLC as Daxbot, Inc. was newly formed as a standalone entity.

Fixed Assets

Fixed assets are primarily made up of our robots. Fixed assets increased by $176,338 in fiscal year end 2020 as compared to the previous fiscal year end.

Liabilities

The primary liabilities are shareholder loans and a small note from an affiliated company. Shareholder loans increased by $609,537 during the fiscal year 2020. Shareholder loans were used to fund operations during the year. Shareholder loans were fully converted to shareholder equity during 2021.

Revenue

Revenue for fiscal year end 2020 showed a significant decline from fiscal year end 2019. This was due to a change in business strategy we felt important for long term success. Fiscal year 2019 revenue was primarily made up of leasing our employees to other companies while we were in the R&D stage of building our robot. In 2020, the focus shifted to preparing for the production stage. Our employees that were formerly leased, started working full time on Daxbot in the areas of engineering, operations, manufacturing and marketing. We also significantly increased our beta testing to prepare to sell our product.

Expenses

The company expenses consist of, among other things, salary and benefits, facility expenses, professional fees, research and development expenses and general and administrative expenses. Overall, expenses remained fairly constant with an overall increase of 4% or $29,573 in 2020. Facilities expense increased in 2020 with an additional facility rented to focus more on manufacturing. Additionally, increased funds were spent on marketing and advertising in 2020.

Historical results and cash flows:

The Company is currently in the initial production stage and just beginning the revenue generating stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are just entering the market with our robots. Past cash was primarily generated through shareholder investments and leasing employees to other companies. Our goal is to now take the robots to market by selling Robot as a Service (RaaS). With the first few contracts signed and robots deployed, this will be the revenue generating aspect of the business moving forward.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September, 2021, the Company has capital resources available in the form of $115,000 cash on hand, $150,000 line of credit and equity of $462,402.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support building robots. A fleet of robots is necessary in order to sell the delivery services.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company's future growth. After the raise, 75% of the total funds that our Company has, will be made up of funds raised from the crowdfunding campaign. To date, founders have invested $1,610,782 into Nova Dynamics.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for a few days based on crowdfunding revenue alone. This is based on a current monthly burn rate of $110,000 for expenses related to salaries, operations, manufacturing, R&D and facility expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 12 months from these funds. This is based on a post-offering average monthly burn rate of $250,000 for expenses related to salaries, operations, manufacturing, R&D, facilities, and marketing expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital. Outside of anticipated revenue generation, future sources of capital include another round of equity funding as well as traditional bank financing for working capital and fixed assets.

Indebtedness

- **Creditor:** Joseph Sullivan
  Amount Owed: $560,788.00
  Interest Rate: 2.06%
  In period up to December 31, 2020, the company received the loans from Joseph Sullivan in the total amount of $560,788, which bears an interest rate of 2.07% per annum. There is no maturity date set, and thus the loan may be called at any time, the loan was classified as current.

- **Creditor:** Kevin Sullilvan
  Amount Owed: $428,240.00
  Interest Rate: 2.07%
  In period up to December 31, 2020, the company received the loans from Kevin Sullivan in the total amount of $428,240, which bears an interest rate of 2.07% per annum. There is no maturity date set, and thus the loan may be called at any time, the loan was classified as current.

- **Creditor:** Thomas Sullivan
  Amount Owed: $7,765.00
  Interest Rate: 2.07%
  In period up to December 31, 2020, the company received the loans from Thomas Sullivan in the total amount of $7,765, which bears an interest rate of 2.07% per annum. There is no maturity date set, and thus the loan may be called at any time, the loan was classified as current.

- **Creditor:** Active911, Incorporated
  Amount Owed: $1,000,000.00
  Interest Rate: 1.86%
  Maturity Date: December 31, 2029
  On December 31, 2019, the company entered into the Line of Credit Promissory Note with Active911, Incorporated in the amount up to $1,000,000. The note bears interest rate of 1.86% and has maturity date set to December 31, 2029. The entire amount of the note is classified as non-current.

- **Creditor:** Mammoth
  Amount Owed: $6,000.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Joseph Sullivan
  Relationship to Company: Director
  Nature / amount of interest in the transaction: In period up to December 31, 2020, the company received the loans from Joseph Sullivan in the total amount of $560,788, which bears an interest rate of 2.07% per annum.
  Material Terms: There is no maturity date set, and thus the loan may be called at any time, the loan was classified as current.

- **Name of Entity:** Kevin Sullivan
  Relationship to Company: Director
  Nature / amount of interest in the transaction: In the period up to December 31, 2020, the company received the loans from Kevin Sullivan in the total amount of $428,240, which bears an interest rate of 2.07% per annum.
  Material Terms: There is no maturity date set, and thus the loan may be called at any time, the loan was classified as current.

- **Name of Entity:** Thomas Sullivan
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: In period up to December 31, 2020, the company received the loans from Thomas Sullivan in the total amount of $7,765, which bears an interest rate of 2.07% per annum.
  Material Terms: There is no maturity date set, and thus the loan may be called at any time, the loan was classified as current.

- **Name of Entity:** Active911, Incorporated
  Names of 20% owners: Kevin Sullivan and Joseph Sullivan
  Relationship to Company: Director
  Nature / amount of interest in the transaction: On December 31, 2019, the company entered into the Line of Credit Promissory Note with Active911, Incorporated in the amount up to $1,000,000. The note bears interest rate of

1.86% and has maturity date set to December 31, 2029.
Material Terms: The entire amount of the note is classified as non-current.

- **Name of Entity:** Mammoth Holdings
  Names of 20% owners: Joseph Sullivan, Kevin Sullivan
  Relationship to Company: Director
  Nature / amount of interest in the transaction: On August 23, 2021, the Company entered into the Revolving Credit Agreement with Mammtoh Holdings in the amount up to $150,000. The note bears an interest rate of 0.5% per month.
  Material Terms: The entire amount of the note is classified as non-current.

Valuation

Pre-Money Valuation: $37,320,510.00

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company only has one class of stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

In formulating our valuation, we considered the following:

Our pre-money valuation was determined based on an analysis of our IP assets, technology, development, the market, and our partnerships. We also have over $750,000 in fixed assets consisting of our robots and other equipment.

We are currently deploying robots in multiple markets with several more scheduled in Q4 2021. Valuation is based on the fact that every deployment exponentially increases visibility which in turn increases number of deployments. Which then substantially increases rates of deployments and future valuations.

Incorporating the planned increase in revenues; the continued increased traction that we are seeing since starting targeted marketing; the anticipated future value; and the current valuation of direct competitors, we believe that these and other factors justify our current valuation figure of $37.3M. We set our valuation internally without a formal-third party independent valuation. The pre-money valuation has been calculated on a fully diluted basis.

Over the last 20 years, the Company founders have successfully started and remained involved in the operations of two other wholly-owned technology-based companies.

The Company currently has no long-term liabilities. Please refer to the Company Securities section of the Offering Memorandum for further details. The company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.11 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Deferred Fee*
  96.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $1,069,995.87, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  5.0%
  Finalizing design and enhancements on the delivery and security robots

- *Marketing*
  10.0%
  We will use these funds to market the product to additional customers throughout the United States.

- *Operations*
  11.5%
  Increase customer service and delivery operations for existing customers

- *Working Capital*
  30.0%
  We will use these funds to pay for ongoing overhead expenses such as rent, payroll, logistics, required testing, etc.

- *Inventory*
  40.0%
  We will be manufacturing the next 30 bots for lease.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.daxbot.com (https://daxbot.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/daxbot

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Daxbot Inc.

[See attached]

NOVA DYNAMICS, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Nova Dynamics, LLC
Philomath, Oregon

We have reviewed the accompanying financial statements of Nova Dynamics, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 16, 2021
Los Angeles, California

NOVA DYNAMIC, LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2020**		**2019**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	23,243	$	142,108
Inventories		-		21,921
Prepaids and other current assets		5,000		5,000
Total current assets		**28,243**		**169,028**
Property and Equipment, net		454,581		278,243
Total assets	**$**	**482,824**	**$**	**447,271**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Account Payables	$	6,281	$	3,417
Shareholder loan		1,002,793		393,256
Credit card		23,064		8,449
Other current liabilities		30,648		30,793
Total current liabilities		**1,062,786**		**435,915**
Note Payable		110,000		55,000
Total liabilities		**1,172,786**		**490,915**
MEMBERS' EQUITY				
Members' equity		(689,962)		(43,644)
Total members' equity		**(689,962)**		**(43,644)**
Total liabilities and members' equity	**$**	**482,824**	**$**	**447,271**

See accompanying notes to financial statements.

NOVA DYNAMIC, LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2020**		**2019**
(USD $ in Dollars)				
Net revenue	$	77,150	$	657,602
Cost of goods sold		4,108		7,706
Gross profit		73,042		649,896
Operating expenses				
General and administrative		706,150		683,048
Sales and marketing		10,830		2,261
Total operating expenses		716,980		685,309
Operating income/(loss)		(643,938)		(35,413)
Interest expense		2,046		9,841
Other Loss/(Income)		335		451
Income/(Loss) before provision for income taxes		(646,318)		(45,706)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**(646,318)**	**$**	**(45,706)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2018	**$**	**2,062**
Net income/(loss)		(45,706)
Balance—December 31, 2019	**$**	**(43,644)**
Net income/(loss)		(646,318)
Balance—December 31, 2020	**$**	**(689,962)**

See accompanying notes to financial statements.

NOVA DYNAMIC, LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(646,318)	$	(45,706)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		75,373		39,215
Changes in operating assets and liabilities:				
Acount receivables		-		32,380
Inventories		21,921		(21,921)
Prepaids and other current assets		-		(4,172)
Account Payables		2,864		(805)
Credit card		14,616		(1,143)
Other current liabilities		(146)		4,183
Net cash provided/(used) by operating activities		**(531,691)**		**2,031**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(251,711)		(171,125)
Purchases of intangible assets		-		-
Net cash provided/(used) in investing activities		**(251,711)**		**(171,125)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Note Payable		55,000		-
Repayment of Note Payable				(85,000)
Borrowing on Shareholder loan		609,537		380,000
Net cash provided/(used) by financing activities		**664,537**		**295,000**
Change in cash		(118,864)		125,906
Cash—beginning of year		142,108		16,202
Cash—end of year	**$**	**23,243**	**$**	**142,107**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	9,841
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Nova Dynamics was formed on April 7, 2015 in the state of Oregon. The financial statements of Nova Dynamics LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Philomath, Oregon.

Nova dynamics is and R&D company that specializes in robotics. Nova Dynamics is working to put robots in the service of humanity. We achieve this by making robots that complete repetitive and time-consuming tasks so that people are free to focus on things that only people can do. We want to make robots that people like, and bring a touch of sci-fi into everyday life while we're doing it.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Robots	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of service is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the has been provided and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the providing the service and renting of equipment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $10,830 and $2,261, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 16, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2020	2019
Supplies	$ -	$ 21,921
Total Inventories	**$ -**	**$ 21,921**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2020	2019
Due from employees	$ 5,000	$ 5,000
Total Prepaids and other current asset	**$ 5,000**	**$ 5,000**

Other current liabilities consist of the following items:

As of December 31,	2020	2019
Payroll Liabilities	$ 14,168	$ 16,359
Accrued interest	16,480	14,434
Total Other Current Liabilities	**$ 30,648**	**$ 30,793**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consist of:

As of Year Ended December 31,	2020	2019
Robots	$ 588,712	$ 337,002
Property and Equipment, at Cost	**588,712**	**337,002**
Accumulated depreciation	(134,132)	(58,759)
Property and Equipment, Net	**$ 454,581**	**$ 278,243**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $75,373 and $39,215 respectively.

6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020

Member's name	Ownership percentage
Joseph Sullivan	49.5%
Kevin Sullivan	49.5%
Thomas Sullivan	1.0%
TOTAL	**100.0%**

7. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into the Line of Credit Promissory Note with Active911, Incorporated in the total amount up to $1,000,000. The details of the Company's note, and the terms are as follows:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissy Note- Active911, Incorporated	$ 1,000,000	1.86%	12/31/2019	12/31/2029	$ 2,046	$ 2,046	$ -	$ 110,000	$ 110,000	1,023	1,023	-	$ 55,000	55,000
Total	$ 1,000,000				$ 2,046	$ 2,046	$ -	$ 110,000	$ 110,000	$ -	$ -	$ -	$ 55,000	$ 55,000

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ -
2022	-
2023	-
2024	-
2025	-
Thereafter	110,000
Total	**$ 110,000**

Owner Loans

During the Company borrowed money from the owners. The details of the loans from the owners are as follows:

					For the Year Ended December 2020					For the Year Ended December 2019				
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes s	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes s
Loan from Mammoth	$ 6,000	None	2020	None, repaid in 2021	-	-	6,000	-	$ 6,000	-	-			-
Loan from Joseph Sullivan	$ 560,788	2.07%	2018-2020	None	7,816	7,816	560,788		$ 560,788	4,725	4,725	$ 228,256		228,256
Loan from Kevin Sullilvan	$ 428,240	2.07%	2018-2020	None	6,454	6,454	428,240		$ 428,240	3,416	3,416	$ 165,000		165,000
Loan from Thomas Sullivan	$ 7,765	2.07%	2018-2020	None	85	85	7,765		$ 7,765	-				-
Total					$ 14,355	$ 14,355	$ 1,002,793	$ -	$ 1,002,793	$ 8,140	$ 8,140	$ 393,256	$ -	$ 393,256

Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

8. RELATED PARTY

In period up to December 31, 2020, the company received the loans from shareholders in the total amount of $996,793, which bears an interest rate of 2.07% per annum. There is no maturity date set, and thus the loan may be called at any time, the loan was classified as current.

On December 31, 2019, the company entered into the Line of Credit Promissory Note with Active911, Incorporated in the amount up to $1,000,000. The note bears interest rate of 1.86% and has maturity date set to December 31, 2029. The entire amount of the note is classified as non-current.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities, which is on month-to-month basis. Rent expense was in the amount of $ 46,974 and $ 18,963 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through July 16, 2021 the date the financial statements were available to be issued.

On July 15, 2021, the shareholders loans were fully converted to equity in 2021. Shareholders have continued to contribute money during 2021 to cover operating costs.

Nova Dynamics is currently in process to spin-off Daxbot and all related IP and assets into a separate C Corporation. This is anticipated to be completed in August 2021.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $643,938 an operating cash flow loss of $531,691 and liquid assets in cash of $23,243, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Daxbot

Robots that we like


WELCOME

Website | Philomath, OR | TECHNOLOGY

$0.00 raised

0 Investors	$37.3M Valuation
$3.39 Price per Share	$169.50 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

At Daxbot, we designed a food delivery robot capable of both driving itself to make short range deliveries and maintaining charming interactions with customers. We are building the future of robotics that people want through enjoyable human-technology interactions.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- The food delivery market is projected to hit $200 billion by the end of 2026, with robotic deliveries making up $1 billion of that market.
- Our patented technology is already being deployed through multiple partnerships across the US.
- Our team of experienced engineers and designers are uniquely adaptable, ready, and willing to find innovative solutions to new problems in our emerging field.

A Delivery Robot that People Will Love

We designed Dax food delivery robots to build the future of robotics that people want to see. There are so many issues that robots can solve and delivery is the best first step. Dax is an experience with something you enjoy interacting with; a 'who' not just a what.



Dax is an experience with something you enjoy interacting with;
a 'who' not just a what.

Our robot is designed with cutting edge artificial intelligence to navigate sidewalks safely, provide delightful customer interaction, and take on short-range deliveries that are less profitable for restaurants or human delivery services.



THE PROBLEM

Food Delivery is Growing at a Faster Rate than People Alone Can Sustain

Robotic delivery is starting to emerge in cities across the United States. In order for urban robots to be widely used they need to be widely accepted by people and governments. Shouldn't your food be delivered by a robot that you actually like?

THE SOLUTION

Designing Robots for Human Interaction

We designed cutting edge, revolutionary food delivery robots that our customers love to interact with. We want to deliver memorable interactions similar to those you might have with a pet dog, something that is understanding and can be understood.



Our robots are capable of traveling up to 3 miles round trip, opening doors, crossing streets safely, and navigating in pitch-black nighttime conditions.

Our robots are capable of



- Traveling up to 3 miles round trip
- Opening doors
- Crossing streets safely
- Navigating in nighttime conditions

We hope businesses will rent our delivery service from us at $2,000 a month per robot.

How We Made Robots that Humans Love

Dax is the only urban robot we know of that communicates through nonverbal inflections and emotive expressions.



When Dax tilts its head and smiles at you, you don't have to think about what that means, because it was designed to connect with humans the way we communicate.

THE MARKET

Providing Delivery Solutions in Multiple Massive Markets

We see Dax as having applications in two distinct initial markets: food deliveries from restaurants and grocery stores to homes, and closed environment deliveries at places like assisted living facilities and golf courses.


Applications in two distinct initial markets
Food deliveries from restaurants to homes
Closed environment deliveries

The food delivery market is projected to hit $200 billion by the end of 2026, with robotic deliveries making up $1 billion of that market.


$200 billion
Projected food delivery market by end of 2026
with robotic deliveries making up $1 billion of that market.

Meanwhile, for golf courses, our total attainable market is around $200 million. For assisted living facilities, it is nearly $600 million.

OUR TRACTION

Groundbreaking Technology and Enthusiastic Adoption

In 2017, Daxbot was approved by city council for use on public sidewalks in Philomath, Oregon. We have five fully filed US patents protecting our revolutionary technology. Our first prototype was deployed in 2018, and in 2019 it ran a 5k race.

2017

Daxbot was approved by city council for use on public sidewalks in Philomath, Oregon.

2018

Our first prototype was deployed

2019

It ran a 5k race



During the Covid pandemic, we deployed a fleet of robots into Philomath for restaurant delivery. We also tested a security prototype, deployed to an assisted living facility, and can now do successful night delivery, confirming our technology can navigate sidewalks without any light.

During the Covid pandemic, we deployed

- A fleet of robots into Philomath for restaurant delivery
- A security prototype
- An assisted living facility prototype
- Carried out a successful night delivery

We are currently launching restaurant delivery bots in the city of Coronado, California, along with additional customers in Georgia and Washington D.C.

WHY INVEST

Raising the Standard for the Future of Robotics

We are building the future people want to see in robots. The market has clearly demonstrated robotic deliveries are the future, but people want robotic delivery from something that they like.



We are building the future people want to see in robots.
Dax was designed with the ultimate, long term goal of creating a super-adaptable artificial intelligence platform.

In our emerging industry, we made sure to build a uniquely adaptable team willing to find innovative solutions as our market segment develops.

Dax was designed with the ultimate, long-term goal of creating a super-adaptable artificial intelligence platform. The software behind Dax's operating system was written by us with the idea that as the technology develops, we will discover many new and exciting applications. Robotic delivery is just the beginning. With our patented technology winning over the hearts of everyone that interacts with it in our early deployments, we are ready to disrupt the multi-billion dollar food delivery market.

Join us as we make robotic deliveries personal with robots that people like.

In the Press

THE CORONADO TIMES | EAGLE & JOURNAL | Ruralite | KOIN 6 | ADVOCATE | The Philomath express

SHOW MORE

Meet Our Team



Joseph Sullivan

Founder, Director, and Owner

Daxbot founder Joseph Sullivan has been making robots since he was nine years old. Joseph began programming when he was ten and started his first tech company when he was 14, releasing his first commercial software shortly thereafter. Joseph has started several successful companies since then including Alyrica and Active911. Active911 provides global services to emergency responders including roughly 30% of US firefighters. His vision for the future is one filled with friendly, helpful robots in the service of humanity.



Jason Richards

CEO

Jason Richards is the Chief Executive Officer of Daxbot and leads our commercial effort. Prior to Daxbot, Jason was the director of sales and marketing for an internet service provider, overseeing the strategic growth of the company. In addition to his work there, Jason had been hired as a consultant by several other companies to assist them with creating strategy and process for their organizations. Previously, Mr. Richards was the CEO of a software company, FFRS.



Tricia Welch

CFO

Tricia Welch is the Chief Financial Officer for Daxbot. Previously, Tricia was a branch manager of a regional bank and had oversight of a loan and deposit portfolio in excess of $60 million each including underwriting and approving loans, sales and service of all deposit products, and management and collection of troubled loans. Tricia also was a member of Bank's Management Loan Committee.



Kevin Sullivan

Director & Owner

Kevin Sullivan serves on the Daxbot board of directors. Kevin has been instrumental in helping his brother Joseph start and run the successful companies mentioned above. Kevin is currently the CEO of Alyrica Networks and helped Joseph launch Active911 and Daxbot.

Offering Summary

Company	Daxbot Inc.
Corporate Address	517 N 19th St, Philomath, OR 97370
Offering Minimum	$9,997.11
Offering Maximum	$1,069,995.87
Minimum Investment Amount (per investor)	$169.50

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	2,949
Maximum Number of Shares Offered	315,633
Price per Share	$3.39
Pre-Money Valuation	$37,320,510.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 10% bonus shares.

Super Early Bird Bonus

Invest within the first 7 days and receive additional 7% bonus shares.

Early Bird Bonus

Invest within the first 14 days and receive an additional 5% bonus shares.

Amount-Based

$339+ | Hydrogen Class

Invest $339 and receive a Daxbot Keychain.

$1,000+ | Helium Class

Invest $1,000 and receive 3% bonus shares and a Dax T-Shirt.

$5,000+ | Lithium Class

Invest $5,000 and receive 5% bonus shares, and a Dax T-Shirt or 3D Dax Miniature.

$10,000+ | Beryllium Class

Invest $10,000 and receive 7% bonus shares, and a Dax T-Shirt, 3D Dax Miniature, or Dax Plushie.

$50,000+ | Boron Class

Invest $50,000 and receive 10% bonus shares and Dax will come do a delivery to your doorstep (anywhere in the continental USA).

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Daxbot Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.39 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $339. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>MAIN VIDEO</u>

JOSEPH

One of the things that is appearing larger and larger on the horizon is robotics.

The real future of robotics is so astonishing that to us living right now the future will look like science fiction

There is no particular reason to believe that we can't get there.

We've taken the first step. We call that robot Dax.

JASON

We felt that the first most helpful thing that robots can do for people is delivery. Food delivery is projected to be over a $200 billion market by the end of 2026 and nearly $1 billion of that is in robotic delivery.

WILKINS

From the beginning Dax has been primarily focused on HRI; Human-Robot Interaction.

JOE SR

Dax from the very beginning has been a robot that was meant to interact with people and I think that's the thing that we really have an edge over everybody else. It's totally different than the approach that I thought we were going to do initially which would have been like the cooler on wheels, that sort of thing.

JOSEPH

An engineer can make something work and an artist can make it beautiful but to make something really great requires spirit and perseverance. Dax feels like a who not a what.

JOE SR

When he looks at you he gives you queues and you understand that he is focused on you.

JASON

Cities across the United States are now talking about the infrastructure needed to have robots be part of the urban landscape, but having a robot that is friendly, that people want to interact with is what is going to allow us to move into the robot age.

JOSEPH

In the long run we see Dax as the first stepping stone to a whole new generation of robots.

WILKINS

In today's world you'll see a car and you might notice the make and model, but you don't really remark on the fact that the car is there; it's completely natural that it's there. And I imagine that's the way we are moving forward for the robot.

JASON

We have deployments in different parts of California, with more deployments to strategic cities across the United States over the next several months.

And what we need to do now is to scale the number to hundreds and then thousands; not only to capture the growing delivery market but to become the face of robotics that is widely adopted. Help us shape the future of robotics, invest in Daxbot.

VIDEO 2

Woman 1: Oh my gosh that is so cute!☒☒

Man 1: We just received a special delivery from Dax. And he came right up to our front door. It is certainly so very convenient.

Woman 2: What just happened guys? Who just came to our house?

Child 1: Dax the robot. He gave us a box with something in it.

Woman 3: Hi!

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